SANYO

SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

82-264

November 1, 2004

[redacted]

04046059

To : Securities and Exchange Commission
Office of International Corporate Finance

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.
Please feel free to contact us if you need further information.

NOTE

	Title of document	Copies
*	The Brief Statements of The Business Results for The Six Months ended Sep. 30, 2004	1
*	Notice of Resolution of The Board of Directors on Interim Dividends	1

SANYO ELECTRIC CO., LTD.

Takao Okazaki

TAKAO OKAZAKI
GENERAL MANAGER,
ACCOUNTING UNIT

(English Translation)

The Brief Statements of The Business Results for The Six Months ended Sep. 30, 2004
SANYO Electric Co., Ltd.

1. Date of The Board of Directors : Oct 28, 2004
2. Payable date for interim dividends : Nov 30, 2004

[1] Consolidated Results

(1) Business Results for The Six Months ended September 30, 2004 and 2003

	Millions of Yen		
	2004	2003	Change
Net sales	¥ 1,265,551	¥ 1,231,135	2.8 %
Operating income	38,994	45,461	△14.2 %
Income before income taxes and minority interests	18,297	24,465	△25.2 %
Net income	3,401	9,780	△65.2 %
	Yen		
Net income per share : Basic	¥ 1.83	¥ 5.27	
: Diluted	1.83	5.26	

(2) Financial Position as of September 30, 2004 and 2003

	Millions of Yen	
	2004	2003
Total assets	¥ 2,732,576	¥ 2,708,064
Stockholders' equity	488,067	444,279
Stockholders' equity as a % of total assets	17.9 %	16.4 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2005

Net sales	¥ 2,580,000 Mil.
Net income	¥ 14,000 Mil.

[2] Non-consolidated Results

(1) Business Results for The Six Months ended September 30, 2004 and 2003

	Millions of Yen		
	2004	2003	Change
Net sales	¥ 731,885	¥ 656,620	11.5 %
Operating income	8,600	12,207	△29.5 %
Ordinary income	8,345	10,798	△22.7 %
Net income	3,463	5,627	△38.5 %

	Yen	
Net income per share : Basic	¥ 1.87	¥ 3.03
Cash dividends declared	¥ 3.00	¥ 3.00

(2) Financial Position as of September 30, 2004 and 2003

	Millions of Yen	
	2004	2003
Total assets	¥ 1,499,479	¥ 1,413,862
Stockholders' equity	567,924	575,602
Stockholders' equity as a % of total assets	37.9 %	40.7 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2005

Net sales	¥1,550,000 Mil.
Ordinary income	¥ 30,000 Mil.
Net income	¥ 6,000 Mil.

(English Translation)

October 29, 2004

To the Shareholders
of SANYO ELECTRIC CO., LTD.

Yukinori Kuwano, President
SANYO ELECTRIC CO.,LTD.
5-5, Keihan-Hondori 2-chome
Moriguchi-City, Osaka, Japan

Notice of Resolution of The Board of Directors on Interim Dividends

Notice is hereby given that at the meeting held on October 28, 2004, The Board of Directors of SANYO Electric Co., Ltd. adopted a resolution on the interim dividends for the 81th fiscal term (April 1, 2004 to March 31, 2005)
Details of the resolution are as follows:

* * *

Pursuant to the provisions set forth in Article 32 of the Articles of Incorporation of the Company, interim dividends shall be paid the shareholders and pledges registered on the register of shareholders at the close of business on September 30, 2004 in the manner described below.

1. Amount of interim dividend — ¥3.00 per share

2. Effective date for claiming payment and date for starting payment — November 30, 2004